Exhibit 99.1

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE HALF YEARS ENDED 31 DECEMBER 2023 AND 2022
(UNAUDITED)

	Note	31 December 2023 $	31 December 2022 $
Continuing operations
Other income		540	107,727
Consultants and professional services expenses	4	(211,936)	(175,815)
Administration expenses		(5,786)	(22,943)
Finance costs	4	(12,680)	(10,000)
Depreciation expense	9	(3,442)	(3,371)
Depreciation – Leased assets		(14,345)	—
Foreign exchange	4	2,042	212
Merger expenses	4	(1,481,085)	(61,215)
Other expenses		—	(15,244)
Loss before income tax		(1,726,692)	(180,649)
Income tax expense	5	—	—
Net Loss		(1,726,692)	(180,649)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		499,844	779,310
Total comprehensive (loss) for the period		(1,226,848)	598,661

Loss per share for the period
Basic loss per share	14	(17,266.92)	(1,806.49)
Diluted loss per share	14	(17,266.92)	(1,806.49)

The above Consolidated Statements of Comprehensive Income are to be read in conjunction with the Notes to the Financial Statements.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 31 DECEMBER 2023 AND 30 JUNE 2023
(UNAUDITED)

	Note	31 December 2023 $	30 June 2023 $
ASSETS
Current Assets
Cash and cash equivalents	6	201,731	137,451
Other receivables	7	142,937	94,149
Total Current Assets		344,668	231,600

Non-Current Assets
Restricted cash and other deposits	8	21,300	21,170
Property and plant and equipment	9	4,150	7,555
Right of use asset		36,938	—
Deferred exploration and evaluation expenditure	10	35,767,073	34,724,374
Total Non-Current Assets		35,829,461	34,753,099

TOTAL ASSETS		36,174,129	34,984,699

LIABILITIES
Current Liabilities
Trade and other payables	11	4,119,879	3,203,646
Lease liability		9,658	—
Provisions		8,528	7,458
Total Current Liabilities		4,138,065	3,211,104

Non-Current Liabilities
Lease liability		29,713	—
		29,713	—

TOTAL LIABILITIES		4,167,778	3,211,104

NET ASSETS		32,006,351	31,773,595

EQUITY
Share capital	12	39,414	39,414
Reserves	13	42,837,786	40,878,338
Retained earnings		(10,870,849)	(9,144,157)

TOTAL EQUITY		32,006,351	31,773,595

The above Consolidated Statements of Financial Position are to be read in conjunction with the Notes to the Financial Statements.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE HALF YEARS ENDED 31 DECEMBER 2023 AND 2022
(UNAUDITED)

	Note	Share Capital $	Unissued Capital Reserve $	Foreign Currency Translation Reserve $	Retained Earnings $	Total Equity $
At 1 July 2022		39,414	39,079,626	(4,950,566)	(3,789,016)	30,379,458
Loss for the period		—	—	—	(180,649)	(180,649)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	13	—	—	779,310	—	779,310
Total comprehensive (loss) for the period		—	—	779,310	(180,649)	598,661

Capital contributions	13	—	1,442,602	—	—	1,442,602
At 31 December 2022		39,414	40,522,228	(4,171,256)	(3,969,665)	32,420,721

At 1 July 2023		39,414	44,470,123	(3,591,785)	(9,144,157)	31,773,595
Loss for the period		—	—	—	(1,726,692)	(1,726,692)
Foreign currency exchange differences arising on translation from functional currency to presentation currency	13	—	—	499,844	—	499,844
Total comprehensive (loss) for the period		—	—	499,844	(1,726,692)	(1,226,848)

Capital contributions	13	—	1,459,604	—	—	1,459,604
At 31 December 2023		39,414	45,929,727	(3,091,941)	(10,870,849)	32,006,351

The above Consolidated Statements of Changes in Equity are to be read in conjunction with the Notes to the Financial Statements.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED 31 DECEMBER 2023 AND 2022
(UNAUDITED)

	Note	31 December 2023 $	31 December 2022 $
Cash flows from operating activities
Payments to suppliers and employees		(749,900)	(176,350)
Finance costs		(4,643)	(4,903)
Interest paid – leased assets		(6,144)	—
VAT refund		(48,729)	(13,955)
Grants received		540	—
Net cash (used in) operating activities	16	(808,876)	(195,208)

Cash flows from investing activities
Payments for exploration and evaluation		(574,406)	(1,219,687)
Payment for property and plant and equipment		—	—
Net cash (used in) investing activities		(574,406)	(1,219,687)

Cash flows from financing activities
Proceeds from issue of shares	13	1,463,697	1,438,663
Repayment of lease liabilities		(18,055)	—
Net cash provided by financing activities		1,445,642	1,438,663

Net increase in cash and cash equivalents		62,360	23,768
Cash and cash equivalents at beginning of period		137,451	136,097
Effects on exchange rate fluctuations on cash held		1,920	3,243
Cash and cash equivalents at end of period	6	201,731	163,108

The above Consolidated Statements of Cash Flows are to be read in conjunction with the Notes to the Financial Statements.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	CORPORATE INFORMATION

The financial report of European Lithium AT (Investments) Limited (the Company), and its wholly owned entities as disclosed in Note 19 (the Group) for the half year ended 31 December 2023 was authorised for issue in accordance with a resolution of the directors on 26 March 2024. The Company is a wholly owned subsidiary of European Lithium Ltd (ASX: EUR) (European Lithium) at 31 December 2023.

The Group has legal right and tenure over the Wolfsberg Lithium Project located in Austria through its wholly owned subsidiary ECM Lithium AT GmbH (ECM Lithium). ECM Lithium has 54 exploration licenses which are valid until 31 December 2024 and 20 mining licenses which are valid until 31 December 2025.

On 26 October 2022, European Lithium announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which the Company will effectively sell down its shareholding in the Group which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in a newly-formed combined entity incorporated in the British Virgin Islands and named “Critical Metals Corp.” (CRML) which is expected to be listed on NASDAQ (Transaction). The Transaction was approved by shareholders of European Lithium on 20 January 2023. Subsequent to the period end, Sizzle stockholders approved the Transaction as a special meeting held on 22 February 2024 and approval for Critical Metals’ shares to be listed on the Nasdaq was received on 26 February 2024. CRML subsequently commenced trading on the Nasdaq on 28 February 2024.

The Company was incorporated in the British Virgin Islands and is a company limited by shares. The registered office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The nature of the operations and principal activities of the Company during the period was Lithium exploration in Austria.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purpose of preparing the financial statements.

These interim consolidated financial statements are general purpose financial statements prepared in accordance with the requirements of applicable accounting standards including IAS 34 Interim Financial Reporting. It is recommended that this interim financial report be read in conjunction with the annual financial report for the year ended 30 June 2023.

The financial report has also been prepared on the accruals basis and historical cost basis.

The accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Going concern

The financial statements of the Group have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business.

For the half-year ended 31 December 2023 the Company incurred a loss after income tax of $1,726,692 (31 December 2022: $180,649 loss), net cash outflows from operating activities of $808,876 (31 December 2022: $195,208), a working capital deficit of $3,793,397 (30 June 2023: $2,979,504 deficit) and at that date had cash on hand of $201,731 (30 June 2023: $137,451).

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s ability to continue as a going concern and to continue to fund its planned expanded activities is dependent on raising further capital, continued support from creditors and related parties and reducing operational costs.

These conditions indicate a material uncertainty that may cast a significant doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company believes that it is reasonably foreseeable that the Company will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

●	The Company continues to seek funding options required to undertake its next phase of exploration activities; and

●	Continued support from European Lithium in the form of short term funding.

Should the Company not be able to continue as a going concern, it may be required to realize its assets and discharge its liabilities other than in the ordinary course of business. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or liabilities that might be necessary should the Company not continue as a going concern.

c)	Application of new and revised accounting standards

Changes in accounting policies on initial application of Accounting Standards

In the half year ended 31 December 2023, the Directors have reviewed all of the new and revised Standards and Interpretations issued by the IASB that are relevant to the Company and effective for the full year reporting periods beginning on or after 1 July 2023. As a result of this review, the Directors have applied all new and amended Standards and Interpretations that were effective as at 1 July 2023 as set out below with no material impact on the amounts of disclosures included in the financial report.

Title	Summary	Application date of standard	Application date for the Group
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.	This standard is not expected to have a material impact on the Group’s financial statements and disclosures	1 July 2023

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2023 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations has not identified any impact.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

d)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 19 to the financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the Parent Entity.

e)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro has been determined as the functional currency of the Group, because the Euro is the currency that mainly influences labor, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

Effects of changes in foreign exchange rates on the consolidation of the financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure.

Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.

Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax laws in the relevant jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group recognizes deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at 31 December 2023 and 2022 because the Directors do not believe that it is appropriate to regard realizations of future income tax benefits as probable.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

f)	Borrowing costs

Borrowing costs are recognized as an expense when incurred, except for borrowing cost relating to qualifying assets when the interest is capitalized to the qualifying assets.

g)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Restricted cash in the Statement of Financial Position refers to cash that is held for a specific reason and not available for immediate business use.

h)	Other receivables

Other receivables measured at amortized cost, the Group recognizes lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to expected credit losses within the next 12 months.

The Group considers an event of default has occurred when a financial asset is more than 120 days past due or external sources indicate that the debtor is unlikely to pay its creditors, including the Group. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as a default or past due event has occurred. The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery.

i)	Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Plant and equipment	3 years

j)	Financial instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Transaction costs on the issue of equity instruments are recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

k)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

During the half years ended 31 December 2023 and 2022 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

l)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences except:

●	When the deferred tax liability arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither the accounting profit nor taxable profit or loss; or

●	When the taxable temporary difference arises from the initial recognition of goodwill; or

●	When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which the deductible temporary differences or unused tax losses and tax offsets can be utilized, except:

●	When the deductible temporary difference giving rise to the asset arises from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither accounting profit nor taxable income; or

●	When the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognized to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset when they relate to the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

m)	Value added tax

Revenues, expenses and assets are recognized net of the amount of VAT except:

●	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

●	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

n)	Leases

Right of use asset

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease Liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group has elected not to recognize right of use assets and lease liabilities for short term leases and low value assets. For these leases, the Group recognized the lease payments as an expense on a straight line basis over the lease term.

Short-term leases and leases of low-value assets.

The Group applies the short-term lease recognition exemption for those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of plant and equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

o)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognized at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of each of the companies within the Group are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

p)	Trades and other payables

Trade payables and other accounts payable are carried at amortized cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

q)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

●	the rights to tenure of the area of interest are current; and

●	at least one of the following conditions is also met:

●	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

●	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortized of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

During the half years ended 31 December 2023 and 2022 the Company has undertaken a review for the impairment of assets and not identified any triggers of impairment.

r)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors who is responsible for making strategic decisions.

3.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports that are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In the case of the Group the CODM are the executive management team and all information reported to the CODM is based on the consolidated results of the Group as one operating segment, as the Group’s activities relate to mineral exploration.

Accordingly, the Group has only one reportable segment and the results are the same as the Group results.

4.	EXPENSES FROM CONTINUING OPERATIONS

	Half year ended	Half year ended
	31 December	31 December
	2023	2022
	$	$
Consultants and professional services
Investor relations	(32,466)	(30,431)
Taxation advisors	(135)	(8,641)
Accounting fees	(40,857)	0
Company secretarial advisors	—	(2,720)
Legal fees	(138,478)	(134,023)
	(211,936)	(175,815)

Finance expenses
Bank fees	(4,643)	(4,903)
Interest expense leased assets	(6,144)	—
Other expenses	(1,893)	(5,097)
	(12,680)	(10,000)

Foreign exchange
Realized foreign exchange on payments to suppliers	2,042	212
	2,042	212

Transaction expenses
Merger expenses(i)	(1,481,085)	(61,215)
	(1,481,085)	(61,215)

(i)	On 26 October 2022, European Lithium announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which European Lithium will effectively sell down its shareholding in the Group which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in a newly-formed combined entity incorporated in the British Virgin Islands and named “Critical Metals Corp.” (CRML) which is expected to be listed on NASDAQ (Transaction). In accordance with the terms of the Transaction, European Lithium and the Company will be reimbursed for certain expenses incurred upon the closing of the Transaction.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5.	INCOME TAX

	31 December 2023 $	30 June 2023 $
Major components of income tax expense for the year are:

Income statement
Current income tax charge/(benefit)	—	—

Statement of changes in equity
Income tax expense reported in equity	—	—

Potential future income tax benefits arising from tax losses have not been brought to account at 31 December 2023 because the directors do not believe it is appropriate to regard realization of the future income tax benefits as probable. These benefits will only be obtained if:

●	assessable income is derived of a nature and of amount sufficient to enable the benefit from the deductions to be realized;

●	the Company continues to comply with the conditions for deductibility imposed by law; and

●	no changes in tax legislation adversely affect the realization of the benefit from the deductions.

Profits are taxed at the standard corporate income tax (CIT) rate of 25% in Austria, regardless of whether profits are retained or distributed. According to the Eco Social Tax Reform Act of 2022, the CIT rate will be reduced from 25% to 24% in 2023 and further to 23% in 2024. Respectively the net unrecognized deferred tax asset as of 31 December 2023 and 30 June 2023 is calculated with a tax rate of 25%. For the net unrecognized deferred tax asset as of 31 December 2023 and 30 June 2023 a tax rate of 23% was used based on the assessment of the future utilization by the management. Tax losses can be carried forward in Austria without time limitation. In general Tax losses carried forward can be offset against taxable income only up to a maximum of 75% of the taxable income for any given year.

6.	CASH AND CASH EQUIVALENTS

	31 December 2023 $	30 June 2023 $
Cash at bank and in hand	201,731	137,451
	201,731	137,451

Cash at bank earns interest at floating rates based on daily bank deposit rates.

7.	OTHER RECEIVABLES

	31 December 2023 $	30 June 2023 $
Security deposit	4,370	4,310
GST/VAT receivable	138,567	89,839
	142,937	94,149

These amounts arise from the usual operating activities of the Company and are non-interest bearing. The debtors do not contain any overdue or impaired receivables.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

8.	RESTRICTED CASH AND OTHER DEPOSITS

	31 December 2023 $	30 June 2023 $
Other	21,300	21,170
	21,300	21,170

Restricted cash relates to the bank guarantees provided by the Company to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project. These deposits are subject to restrictions and are therefore not available for general use by the entities within the Group.

9.	PROPERTY AND PLANT AND EQUIPMENT

	31 December 2023 $	30 June 2023 $
Office equipment – Cost	57,393	56,603
Office equipment – Accumulated depreciation	(53,243)	(49,048)
	4,150	7,555
Carrying value at beginning of period	7,555	13,996
Depreciation charge for the period	(3,442)	(6,757)
Foreign exchange	37	316
Carrying value at end of period	4,150	7,555

10.	DEFERRED EXPLORATION AND EVALUATION EXPENDITURE

	31 December 2023 $	30 June 2023 $
Exploration and evaluation phases:
Balance at beginning of period	34,724,374	30,468,697
Expenditure incurred	546,947	2,874,455
Foreign exchange movement	495,752	1,381,222
Balance at end of period	35,767,073	34,724,374

The recoupment of costs carried forward in relation to areas of interest in the exploration and evaluation phases is dependent upon the successful development and commercial exploitation or sale of the respective areas.

11.	TRADE AND OTHER PAYABLES

	31 December 2023 $	30 June 2023 $
Trade payables	4,117,913	3,181,224
Other payables and accruals	1,966	22,422
	4,119,879	3,203,646

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

12.	SHARE CAPITAL

	31 December 2023 No of shares	31 December 2023 $
Opening balance	100	39,414
Total share capital	100	39,414

	31 December 2022 No of shares	31 December 2022 $
Opening balance	100	39,414
Total share capital	100	39,414

	30 June 2023 No of shares	30 June 2023 $
Opening balance	100	39,414
Total share capital	100	39,414

Terms and conditions of contributed equity

Fully paid ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of paid up shares held.

Fully paid ordinary shares entitle their holder to one vote, either in person or by proxy, at any shareholders’ meeting of the Company.

13.	RESERVES

The foreign currency translation reserve is used to record exchange differences arising from the translation of financial statements of foreign subsidiaries.

	31 December 2023 $	30 June 2023 $
Foreign currency translation reserve	(3,091,941)	(3,591,785)
Unissued capital reserve	45,929,727	44,470,123
	42,837,786	40,878,338

Foreign Currency Translation Reserve

	Half year ended 31 December 2023 $	Half year ended 31 December 2022 $
Balance at beginning of period	(3,591,785)	(4,950,566)
Foreign currency exchange differences arising on translation of foreign operations	499,844	779,310
Balance at end of period	(3,091,941)	(4,171,256)

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

13.	RESERVES (cont.)

Unissued Capital Reserve

	Half year ended 31 December 2023 $	Half year ended 31 December 2022 $
Balance at beginning of period	44,470,123	39,079,626
Capital contribution funding received	1,463,697	1,438,663
Foreign exchange movements	(4,093)	3,939
Balance at end of period	45,929,727	40,522,228

During the half year ended 31 December 2023 and the year ended 30 June 2023 the Company received capital contributions from European Lithium (ASX: EUR). The issue of shares in the Company pursuant to funding received remained outstanding at balance date.

14.	LOSS PER SHARE

	Half year ended 31 December 2023 $	Half year ended 31 December 2022 $
Loss used in the calculation of basic and dilutive loss per share	(1,726,692)	(180,649)

	Half year ended 31 December 2023 Cents per share	Half year ended 31 December 2022 Cents per share
Loss per share:
Basic loss per share	(17,266.92)	(1,806.49)
Diluted loss per share	(17,266.92)	(1,806.49)

	31 December 2023 Number	31 December 2022 Number
Weighted average number of shares	100	100

There are dilutive potential ordinary shares on issue at balance date. Given the Company has made a loss and has no warrants on issue, there is no dilution of earnings hence the diluted loss per share is the same as for basic loss per share.

15.	COMMITMENTS AND CONTINGENCIES

a)	Exploration commitments

The Group has no minimum expenditure requirements in relation to its exploration and mining licenses at its Wolfsberg Project other than minimal annual license and mine safety fees.

b)	Other commitments

There have been no changes in commitments since the last annual reporting date.

c)	Contingencies

The Company has provided bank guarantees to the value of €20,000 in respect of any unrepaired damage to property at the Wolfsberg project.

There has been no other change in contingent liabilities since the last annual reporting date.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

16.	CASH FLOW INFORMATION

	Half year ended 31 December 2023 $	Half year ended 31 December 2022 $
Reconciliation from net loss after tax to net cash used in operations
Net loss	(1,726,692)	(180,649)
Non-cash flows included in operating loss:
Depreciation (note 9)	3,442	3,371
Foreign exchange	(1,919)	(3,243)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables	(48,958)	(14,687)
Decrease/(increase) in trade and other payables	943,691	—
Decrease/(increase) in provisions	1,071	—
Reclassification of lease expenses to financing	20,489	—
Net cash (used in) operating activities	(808,876)	(195,208)

17.	RELATED PARTY DISCLOSURE

Balances between the Company and its subsidiaries which are related parties of the Company have been eliminated on consolidation and are not disclosed in this note. Details of percentage of ordinary shares held in subsidiaries are disclosed in Note 19 to the financial statements.

During the half year ended 31 December 2023, the Company received capital contributions from its parent entity European Lithium of $1,459,604 (year ended 30 June 2023: $5,390,497).

18.	FINANCIAL INSTRUMENTS

a)	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

b)	Financial risk exposures and management

The main risks the Company is exposed to through its financial instruments are credit risk, foreign currency risk, interest rate risk, and liquidity risk.

c)	Credit risk exposures

Credit risk represents the loss that would be recognized if the counterparties default on their contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis.

d)	Interest rate risk

The Group is exposed to movements in market interest rates on cash. The policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate of return. The entire balance of cash for the Group of $201,731 (30 June 2023: $137,451) is subject to interest rate risk.

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

18.	FINANCIAL INSTRUMENTS (cont.)

e)	Liquidity risk

The Company manages liquidity risk by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Surplus funds are generally only invested in short term bank deposits.

Contractual maturities of financial liabilities

		Less than 6 months $	6 – 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows $	Carrying amount of liabilities $
Financial Liabilities
Trade & other payables	31 December 2023	4,119,879	—	—	—	—	4,119,879	4,119,879
	30 June 2023	3,203,646	—	—	—	—	3,203,646	3,203,646
Total	31 December 2023	4,119,879	—	—	—	—	4,119,879	4,119,879
	30 June 2023	3,203,646	—	—	—	—	3,203,646	3,203,646

f)	Net fair value

The carrying amount of financial assets and liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in Note 2 of the financial statements.

g)	Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from commercial transactions. The Group converted assets and liabilities into the functional currency where balances were denominated in a currency other than the US dollar.

The Group also has transactional currency exposures. Such exposure arises from purchases by an operating entity in currencies other than the functional currency.

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 31 December 2023:

		Fair value
	At amortized cost $	Through profit or loss $	Through other comprehensive income $
Financial assets
Trade and other receivables	142,937	—	—
Total current assets	142,937	—	—
Total assets	142,937	—	—

Financial liabilities
Trade and other payables	4,119,879	—	—
Total current liabilities	4,119,879	—	—
Total liabilities	4,119,879	—	—

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

18.	FINANCIAL INSTRUMENTS (cont.)

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 31 December 2022:

		Fair value
	At amortized cost $	Through profit or loss $	Through other comprehensive income $
Financial assets
Trade and other receivables	58,961	—	—
Total current assets	58,961	—	—
Total assets	58,961	—	—

Financial liabilities
Trade and other payables	130,210	—	—
Total current liabilities	130,210	—	—
Total liabilities	130,210	—	—

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Group as at 30 June 2023:

		Fair value
	At amortized cost $	Through profit or loss $	Through other comprehensive income $
Financial assets
Trade and other receivables	94,149	—	—
Total current assets	94,149	—	—
Total assets	94,149	—	—

Financial liabilities
Trade and other payables	3,203,646	—	—
Total current liabilities	3,203,646	—	—
Total liabilities	3,203,646	—	—

19.	SUBSIDIARIES

			Ownership Interest
	Country of Incorporation	31 December 2023%	31 December 2022%	30 June 2023%
Parent
European Lithium AT (Investments) Ltd	British Virgin Islands
Subsidiaries
ECM Lithium AT GmbH	Austria	100	100	100
ECM Lithium AT Operating GmbH	Austria	100	100	100

EUROPEAN LITHIUM (AT) INVESTMENTS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

20.	KEY MANAGEMENT PERSONNEL DISCLOSURES

a)	Key management personnel compensation

	Half year ended 31 December 2023 $	Half year ended 31 December 2022 $
Short-term employee benefits	50,004	53,015
	50,004	53,015

b)	Equity instrument disclosures relating to key management personnel

No equity instruments were issued to Key management personnel during the half year ended 31 December 2023 or the year ended 30 June 2023.

21.	EVENTS AFTER THE REPORTING PERIOD

On 26 October 2022, European Lithium announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which the Company will effectively sell down its shareholding in the Group which hold the Wolfsberg Lithium Project and certain other mineral permits prospective for lithium in Austria, in consideration for the issue of shares in a newly-formed combined entity incorporated in the British Virgin Islands and named “Critical Metals Corp.” (CRML) which is expected to be listed on NASDAQ (Transaction). The Transaction was approved by shareholders of European Lithium on 20 January 2023. Subsequent to the period end, Sizzle stockholders approved the Transaction as a special meeting held on 22 February 2024 and approval for Critical Metals’ shares to be listed on the Nasdaq was received on 26 February 2024. CRML subsequently commenced trading on the Nasdaq on 28 February 2024.

No other matters or circumstances have arisen since the end of the reporting period which significantly altered or may significantly alter the operations of the Company, the results of those operations or the state of affairs of the Company as reported as of 31 December 2023.